[Wachtell, Lipton, Rosen & Katz Letterhead]

October 24, 2014

VIA HAND DELIVERY AND EDGAR

Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BB&T Corporation
Registration Statement on Form S-4
Filed October 6, 2014
File No. 333-199168

Dear Ms. Hayes:

On behalf of BB&T Corporation (“BB&T” or the “Company”), set forth below are the responses to the comments and questions of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated October 17, 2014 regarding the Company’s registration statement on Form S-4 filed with the Commission on October 6, 2014 (the “Registration Statement”).

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof, and we are furnishing to the Staff supplementally six courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement as filed on October 6, 2014. For your convenience, this letter is formatted to reproduce your numbered comments in bold text followed by our response. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Background of the Merger, page 42

1.

Your disclosure in the second paragraph on page 46 notes that Party A’s indication of interest “may have been slightly higher” than BB&T’s based on the then-current market prices of BB&T and Party A. Accordingly, please revise your disclosure to identify Party A and disclose all material terms of Party A’s indication of interest. For instance, and without limitation, please revise to quantify the consideration indicated by Party A, including the proposed exchange ratio and the prevailing premium to The Bank of Kentucky Financial Corporation’s then-current market price. Also, explain your uncertainty regarding whether the consideration represented by Party A’s indication of interest was higher than BB&T’s offer.

The Registration Statement has been revised on pages 45 and 46 to disclose material terms of Party A’s indication of interest, including the proposed exchange ratio and the prevailing premium to The Bank of Kentucky Financial Corporation’s then-current market price, in response to the Staff’s comment. BKYF has advised us that it is party to a customary confidentiality agreement with Party A under which it is contractually barred from disclosing Party A’s identity. Disclosing Party A’s identity could expose BKYF, and its shareholders, to litigation and significant associated expense. Moreover, the registrant respectfully submits that BKYF has advised us that the identity of Party A is not material for purposes of the ability of BKYF shareholders to make an informed decision about the merger. As disclosed in Amendment No. 1, Party A’s revised indication of interest was highly conditional and not actionable, and included a requirement for additional due diligence and the conditions to moving forward noted in the revised Registration Statement. Nonetheless, the material economic terms of Party A’s indication of interest are set forth in the revised Registration Statement.

2.	Please revise your disclosure on page 46 to identify the “unduly burdensome regulatory conditions” and “special contingencies” that are cited as reasons why the Board chose to proceed with BB&T’s offer as opposed to Party A’s indication of interest. Explain how these conditions and contingencies materially differ from the conditions necessary for BB&T and The Bank of Kentucky Financial Corporation to close the instant merger. In this regard, we note the conditions to closing referenced in the first Question and Answer on page 1 of the proxy statement/prospectus and section 6.2(c) of the Merger Agreement.

The Registration Statement has been revised on pages 45 and 46 in response to the Staff’s comment.

*                   *                    *

In the event the Company requests acceleration of the effective date of the pending Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or by email at MGuest@wlrk.com.

Sincerely,

/s/ Matthew M. Guest

Matthew M. Guest

cc:	Kelly S. King
(BB&T Corporation)

Robert W. Zapp
(The Bank of Kentucky Financial Corporation)

James J. Barresi
(Squire Patton Boggs (US) LLP)

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